

June 21, 2012

Via E-mail
Charles R. Mollo
Chief Executive Officer
Beamz Interactive, Inc.
15354 N. 83rd Way
Suite 102
Scottsdale, Arizona 85260

> **Re: Beamz Interactive, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(g)**
> **Filed June 12, 2012**
> **File No. 0-54662**

Dear Mr. Mollo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

License Agreement, page 9

1.   We note that in your response to comment 9 of our comment letter dated May 16, 2012, you indicate that you have filed the Licensing Agreement with Beamz Cypher Partnership LLC as Exhibit 10.23. We are unable to locate this exhibit. Please file it with your next amendment.

2010-2011 Bridge Loans, page 35

Recent Sales of Unregistered Securities, page 38

2.   We note your response to comments 19, 20, and 23 from our letter dated May 16, 2012. It appears that for each aggregate transaction captioned in the Statements of Changes in Stockholders' Equity on page F-5, the amount attributable to the stock consideration

equates to a per share fair value of par ($0.001). Tell us how this relates to the fair value of the stock per share during the period and what your basis was for the fair value of the stock consideration allocated from the transaction (i.e., for instance, $50 for 15,000 shares as referenced in your example). Please advise us.

Expenses, page 36

3.   Please disclose how you gave effect to the expenses paid on your behalf by TM 07 Investments, a limited liability company controlled by Charlie Mollo, your CEO who is a significant shareholder.

Statements of Cash Flows, page F-6

4.   We reissue comment 24 from our letter dated May 16, 2012. For each period presented, please revise to include a separate caption for non-cash inventory impairment charges in the Statements of Cash Flows in lieu of the net change in "Inventory reserve" or tell us why your presentation is appropriate.

Note 2 – Accounts Receivable, page F-25

5.   Refer to your response to comment 27 from our letter dated May 16, 2012. Please disclose the name of your new partner and the terms of the distribution agreement which you entered into in September, 2011. It appears that you are obligated to give this partner credits for marketing costs incurred. Additionally, we note on page 23 that "certain expenses … are being paid directly or indirectly by Cypher or other customers or partners." Please tell us if certain of these costs are reimbursable to Cypher or other customers or partners and how you accounted for the marketing cost credits in the financial statements.

Balance Sheets, page F-21

6.   We note that your outstanding shares increased by 1.2 million shares subsequent to your fiscal year ended June 30, 2011. Please tell us how the stock issuances that you reported on pages F-19, F-32, and F-35 relate to these shares. Additionally, please update your common stock issuances reported on page 39 and F-32 to cover all of the 1.2 million shares issued subsequent to your fiscal year-end. Please tell us the fair value of the stock associated with each stock transaction and how it was determined. Citing the reasons, tell us how the fair value of your stock increased significantly since year-end. In this regard, we note that during all of 2011, you fair valued your issuances at par value ($0.001). However, on page F-32, you valued 925,000 shares issued to officers/directors at $415,400, or $.449 per share and 658,200 shares of common stock issued to various consultants and directors at $658,200, or $1 per share (the latter of which was separately captioned on page F-23 in the Statements of Cash Flows).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director